Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$61.40

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $61.40 is offset against the registration fee due for this offering and of which $735,430.98 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 128/A dated March 16, 2007

to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PV73

ISIN:	US52517 PV731

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,000,000

	Total	Per Note
Issue Price:	$2,000,000	100.00%
Agent’s Commission:	$0	0.0%
Proceeds to Lehman Brothers Holdings:	$2,000,000	100.00%

The Notes will be issued in an aggregate principal amount of $2,000,000 and will be a further issuance of, and will form a single tranche with, the $5,000,000 aggregate principal amount of Medium-Term Notes, Series I, due March 28, 2017, that Lehman Brothers Holdings will issue on March 28, 2007. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $7,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Issue Date:	March 28, 2007

Stated Maturity Date:	March 28, 2017; provided that if such day is not a Business Day, then such day will be the following Business Day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐ Fixed Rate Note

Interest Rate per Annum:	%

☒ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate: Constant Maturity ☐ Yes ☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	CMS Rate
	☒	Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	For each Interest Period from the Issue Date to but excluding the Stated Maturity Date: 8.00% plus the Interest Adjustment Amount

Interest Adjustment Amount:

For each Interest Period, an amount determined on the related Interest Adjustment Determination Date in accordance with the following formula: 10 times the difference of (a) the product of Adjusted 3-Month LIBOR and 65%, minus (b) the Avg BMA Rate

The Interest Adjustment Amount for any Interest Period may be negative and, if the absolute value of any such negative Interest Adjustment Amount equals or exceeds 8.00%, the Interest Rate for such Interest Period will be zero.

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Period:

From and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Adjustment Determination
Dates:	The last Business Day of the related Interest Period

Interest Payment Dates:

Each March 28 and September 28, commencing on September 28, 2007; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date.

Adjusted 3-Month LIBOR:

For each Interest Period, the non-compounded weekly weighted average of 3-Month LIBOR in such Interest Period, calculated by multiplying each 3-Month LIBOR in effect during such Interest Period by the number of calendar days such 3-Month LIBOR is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period.  3-Month LIBOR in effect for any day in an Interest Period shall equal 3-Month LIBOR on the immediately preceding LIBOR Reset Date.

3-Month LIBOR:

For each LIBOR Reset Date, 3-Month USD LIBOR as published on Reuters Page LIBOR01 at 11:00 am London time on the Wednesday preceding such LIBOR Reset Date (or if such Wednesday is not a Business Day, the next succeeding Business Day).

LIBOR Reset Dates:	Thursday of each week (or if any such Thursday is not a Business Day, the next succeeding Business Day).

Avg BMA Rate:

For each Interest Period, the non-compounded weekly weighted average of the BMA Rate in such Interest Period, calculated by multiplying each BMA Rate in effect during such Interest Period by the number of calendar days such BMA Rate is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period.  The BMA Rate in effect for any day in an Interest Period shall equal the BMA Rate on the immediately preceding BMA Reset Date.

BMA Rate:

For each BMA Reset Date, the level of the Index (subject to “Discontinuance or Revision of Index” below) determined and reported on the Wednesday preceding such BMA Reset Date (or any other day in each week specified by the Index Sponsor, or if any such Wednesday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

If the BMA Rate for any BMA Reset Date is not determined or reported by MMD (as defined below), the BMA Rate for such BMA Reset Date will be the BMA Rate in effect on the immediately preceding BMA Reset Date.

BMA Reset Dates:

Thursday of each week (or any other day in each week specified by the Index Sponsor, or if any such Thursday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Denominations:	$10,000 by $10,000

Adjusted:	☐ Yes ☒ No

Calculation Agent:	Lehman Brothers Special Financing Inc.

Index:	The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) produced and reported by the Index Sponsor

Index Sponsor:	Thomson Municipal Market Data, a Thompson Financial Services Company (“MMD”), or any successor

Discontinuance or

Revision of Index:

If MMD discontinues publication of the Index and MMD or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a “Successor Index”), then the BMA Rate for each BMA Reset Date occurring after such discontinuance will be determined by reference to the level of such Successor Index.  If a Successor Index is selected, the Successor Index will be substituted for the Index for all purposes.  Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the Issuer and to the trustee, which will provide notice to the holders of the notes.

If MMD discontinues publication of the Index and the Calculation Agent determines, in its sole discretion, that no Successor Index is available, then following such discontinuance until the earlier of (a) the Maturity Date or (b) the date on which the Calculation Agent determines that a Successor Index is available, the Calculation Agent will determine the BMA Rate for each BMA Reset Date occurring after such discontinuance in accordance with the procedures for and method of calculating the Index last in effect prior to such discontinuance.

If the BMA Rate for any BMA Reset Date is subsequently revised or amended after its publication, such revision or amendment will not be effective for purposes of any calculation with respect to the notes, except in the event of manifest error (as determined by the Calculation Agent in its sole discretion).

Business Days:	London and New York

U.S. Government Securities
Business Day:

Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

SUPPLEMENTAL RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See “Risk Factors” generally in the Prospectus Supplement.

The amount of interest payable on any Interest Payment Date for the notes is uncertain and may be zero.

The amount of interest payable on the notes on each Interest Payment Date depends in part on the  difference between 65% of Adjusted 3-Month LIBOR during the related Interest Period minus the Avg BMA Rate during that Interest Period (the “LIBOR/BMA Spread”).  If during an Interest Period the LIBOR/BMA Spread is negative (meaning that the Avg BMA Rate exceeds 65% of Adjusted 3-Month LIBOR during that Interest Period), the Interest Adjustment Amount (equal to 10 times the LIBOR/BMA Spread) will be negative and the amount of interest payable on the related Interest Payment Date will be lower than the fixed rate of 8.00%.  Moreover, the formula for calculating the Interest Rate on the notes incorporates leverage, which will magnify the LIBOR/BMA Spread in each Interest Period and, to the extent the LIBOR/BMA Spread is negative, will magnify the negative Interest Adjustment Amount for that Interest Period and the corresponding decrease in the Interest Rate payable on the related Interest Payment Date. If the absolute value of any such negative Interest Adjustment Amount equals or exceeds 8.00%, the Interest Rate for such Interest Period will be zero and no interest will be paid on the related Interest Payment Date.  For historical information concerning the LIBOR/BMA Spread, see “Historical LIBOR/BMA Information” below.

A number of factors can affect the LIBOR/BMA Spread and, therefore, the interest payable on the notes and their market value.

The amount of interest, if any, payable on the notes will depend in part on the LIBOR/BMA Spread, as discussed above.  A number of factors can affect the LIBOR/BMA Spread by causing changes in the relative values of 3-Month LIBOR and the BMA Rate, including (among others):

•                                          changes in or perceptions about future marginal tax rates – generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to reduce the LIBOR/BMA Spread, and therefore the amount of interest you will be paid on the notes;

•                                          changes or uncertainty with respect to the tax-exempt nature of municipal securities – generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to reduce the LIBOR/BMA Spread;

•                                          changes in the tax treatment of comparable securities – changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally, which development would be expected to reduce the LIBOR/BMA Spread; and

•                                          relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt – a relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates (such as fragmentation in the market for municipal securities, uncertainty regarding the rights of holders of municipal securities, and illiquidity) could reduce the LIBOR/BMA Spread, to the extent that the BMA Rate increases relative to 3-Month LIBOR as a result of these developments.

These and other factors may have a negative impact on the Interest Rate payable on the notes, as well as on the market value of the notes and, therefore, on the price you may receive in connection with a sale of the notes prior to maturity.

The Interest Rate is based in part upon the level of the Index calculated by MMD. MMD may discontinue the Index or adjust the Index in a way that affects its level.

The Index is produced by MMD, a third party unaffiliated with us.  MMD may make methodological or other changes that could change the level of the Index, including changes related to the method by which the Index is calculated, the criteria for eligibility in the Index, or the timing with which the Index is published.  In addition, MMD may alter, discontinue or suspend calculation or dissemination of the Index.  MMD has no obligation to consider the interests of holders of the notes in calculating, revising or discontinuing the Index.  In the event that the Index is no longer published, another measure of tax-exempt VRDO (as defined in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below) rates will be employed to determine the BMA Rate used to calculate the Interest Adjustment Amount.  No assurance can be given that rates used in lieu of the Index vales will be accurate assessments of the average tax-exempt VRDO rates that the Index is currently intended to assess.  Any of these actions could adversely affect the BMA Rates used to calculate the level Interest Adjustment Amount and, therefore, the value of the notes or the Interest Rate payable on any Interest Payment Date.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Trading by Lehman Brothers Inc. or its affiliates in the variable-rate demand obligations included in the Index may affect the return on the notes.

Lehman Brothers Inc., an affiliate of ours, and certain of our other affiliates, may, from time to time, trade in some or all of the variable-rate demand obligations (“VRDOs”) (as discussed in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below) included in the Index on a spot and forward basis and other contracts and products in or related to such VRDOs.  In addition, the VRDO rate quotations that our remarketing agent affiliate furnishes to MMD may account for a significant portion of the VRDO rates that underlie the Index.  As a result, the rates contributed by this remarketing agent affiliate could potentially have a significant impact on the Index level, which is the non-weighted average of all of the individual VRDO rates used that week, after dropping rates outside one standard deviation.

Lehman Brothers Inc. and certain of its affiliates or other affiliates of ours may also issue or underwrite other financial instruments with returns indexed to the prices of the VRDOs included in the Index, or such VRDOs and related derivatives.  These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to the holders’ investment in the notes. With respect to any such activities, none of Lehman Brothers Inc., its affiliates or other affiliates of ours has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

HISTORICAL LIBOR/BMA INFORMATION

The following charts show certain historical information concerning 3-Month LIBOR, the BMA Rate and the LIBOR/BMA Spread.  These charts were prepared using historical data on 3-Month LIBOR and the BMA Rate obtained from Bloomberg Financial Markets; neither we nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical experience of 3-Month LIBOR, the BMA Rate and the LIBOR/BMA Spread is not necessarily indicative of, and should not be taken as an indication of, the future performance of 3-Month LIBOR, the BMA Rate or the LIBOR/BMA Spread during the term of the notes, or what the value of the notes may be.  Fluctuations in the level of 3-Month LIBOR and the BMA Rate make the LIBOR/BMA Spread, and therefore the notes’ effective Interest Rate per Annum, difficult to predict and can result in an effective Interest Rate per Annum to investors that is lower than anticipated.  Historical fluctuations in 3-Month LIBOR and the BMA Rate may be greater or lesser than fluctuations in 3-Month LIBOR and the BMA Rate experienced by the holders of the notes.

The following chart shows (a) 65% times 3-Month LIBOR on Wednesday of each week in the period from the week ending January 3, 1997 through the week ending March 2, 2007, as compared to (b) the BMA Rate determined by MMD on Wednesday of each such week.

The following chart shows, for the six-month periods ending on the 15th day of each calendar month from January 15, 1997 through February 15, 2007, the historical LIBOR/BMA Spread in effect for that six month period (equal to the difference between (a) 65% times the non-compounded weekly Adjusted 3-Month LIBOR minus (b) the non-compounded weekly Avg BMA Rate for such six month period, calculated in the same manner as the LIBOR/BMA Spread will be calculated for purposes of the notes, as described above).

INFORMATION ON THE SECURITIES INDUSTRY AND FINANCIAL MARKETS
ASSOCIATION MUNICIPAL SWAP INDEX

We have derived all information regarding the Index contained herein, including its make-up, method of calculation and changes in its components, without verification  from publicly available information prepared by Securities Industry and Financial Markets Association (“SIFMA”) and Municipal Market Data (“MMD”), a Thomson Financial Services company.  Such information reflects the policies of, and is subject to change by SIFMA and/or MMD.  Neither we nor Lehman Brothers Inc. make any representation that the publicly available information about the Index is accurate or complete.

The Index is determined, comprised and calculated by MMD without regard to the notes, and the notes are not sponsored, endorsed, or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the notes or to any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the MMD to track the performance of municipal swaps.  Neither MMD nor SIFMA represents that the Index is accurate or complete and it should not be relied upon as such.  MMD has no obligation to continue to publish, and may discontinue publication of, the Index.  The consequences of the Index Sponsor discontinuing or modifying the Index are described above under “Discontinuation or Revision of the Index”.  MMD has no obligation to take the needs of any party into consideration in determining, composing or calculating the Index.  In no event shall MMD have any liability to noteholders or to any other third party for damages of any kind incident to the use of the Index.

The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) (the “Index”) was created by SIFMA (formerly The Bond Market Association, or “BMA”) and is produced by MMD.   The Index is a seven-day high-grade market index comprised of tax-exempt VRDOs from MMD’s database of VRDO issues.  The weekly Index level is the non-weighted average of the weekly rates of various VRDO issues included in the Index.  The Index is calculated on a weekly basis, and released to subscribers on Wednesday, and becomes effective on the following Thursday.  The actual number of issues that make up the Index will vary in time as issues are called, converted, mature or are newly issued.  In addition, if changes occur which violate the criteria or calculation methods of the Index, an issue will be dropped. The qualification criteria for the Index have been established by a subcommittee of SIFMA (formerly the BMA).  Typically, the Index has included 650 issues in any given week.

Under the qualification criteria currently in effect, in order to be eligible for inclusion in the Index, each component VRDO must:

•                                          have a weekly reset, effective on Wednesday;

•                                          be tax-exempt for federal income tax purposes and not subject to Alternative Minimum Tax under the Internal Revenue Code of 1986, as amended;

•                                          have an outstanding amount of $10 million or more;

•                                          have the highest available short-term rating (i.e., be rated “VMIG1” by Moody’s Investors Service, Inc. or “A-1+” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies); and

•                                          pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the Index. Issues from all states are eligible for inclusion.

In calculating the Index, (i) the standard deviation of the rates of the component VRDOs is calculated and any rate falling outside of +/- 1.0 standard deviations is not included, and (ii) an averaging method is used to ensure that no participating remarketing agent represents more than 15% of the Index.

For certain historical levels of the Index, see “Historical LIBOR/BMA Information” above.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.